UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 30, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON OCTOBER 22, 2015

Date, time and place: Held on October 22, 2015, at 02:00 PM, at Fidêncio Ramos Street, No. 302, Tower B, 4th floor, Vila Olímpia, Zip Code 04551-010, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Fiscal Council currently on office.

Attendance: All the members of the Fiscal Council of the Company currently on office: Messrs. Mauricio Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Antônio Sergio Riede.

Board: Mr. Mauricio Aquino Halewicz — Chairman.

Mr. Adjarbas Guerra Neto — Secretary.

Agenda: To analyze and examine the Management proposal for distribution of interim dividends.

Resolutions: After discussion and analysis of the matter included on the Agenda, the following resolutions were passed:

(i)      Without reservations and/or qualifications, by the unanimous vote, the members of the Fiscal Council decided to manifest its favorable opinion as regards the Management proposal approved on this date by the Company’s Board of Directors, for the distribution of interim dividends, to be declared and paid against the Company’s Investments Reserve, approved at the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015, according to the attached Opinion of the Fiscal Council.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance related to the Fiscal Council: Maurício Aquino Halewicz

(Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Antônio Sergio Riede; and Adjarbas Guerra Neto - Secretary.

São Paulo, October 22, 2015.

We hereby certify that this is a true copy of the minutes of the Meeting of the Fiscal Council held on October 22, 2015 filed in the Company’s headquarter.

Board:

Maurício Aquino Halewicz	Adjarbas Guerra Neto
Chairman	Secretary

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law No. 6,404/76), according to the meeting held on October 22, 2015 in the Company’s headquarter, examined the Management Proposal approved by the Board of Directors on this date, for the distribution of interim dividends, to be declared and paid against the Company’s Reserve for Investments, as registered in the Company’s quarterly financial statements of June 30, 2015. Based on the analysis carried out, as well as the information and clarifications provided by representatives of the Company, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law No. 6.404/76, to opine favorably on the submission of such Management Proposal for approval of the Extraordinary General Shareholders’ Meeting.

São Paulo, October 22, 2015.

Mauricio Aquino Halewicz	Antônio Sergio Riede
Chairman	Member

Gilsomar Maia Sebastião
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO